Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 333-134390
Date: June 7, 2006

Forward-Looking Statements

        This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company's development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company's CESL technology in Inco's operations, timing for listing Teck Cominco's Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company's proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

        These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco's and Inco's development projects and other operations, the availability of financing for Teck Cominco's and Inco's development projects on reasonable terms, Teck Cominco's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco's and Inco's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

        Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco's and Inco's reports filed with the US Securities and Exchange Commission ("SEC").

        Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

        This presentation may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

        Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Teck Cominco Limited
Donald Lindsay
President & CEO
Webcast Text

        I am very pleased today to discuss our offer for Inco Limited.

        First I'll note that this presentation may contain forward-looking information. Onscreen is the multi-page disclaimer that our lawyers drafted.... For further information on risks and uncertainties, please refer to our annual information form and other filings. Our circular went out to Inco shareholders on Tuesday, May 23rd.

        When you include Inco, the new Teck Cominco will be truly global in scale—and the closer you look at the merger, the more compelling it becomes.

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  We will be a market leader in zinc, nickel and metallurgical coal;

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  With strong positions in copper, molybdenum, precious metals and platinum group metals;

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  An excellent ability to finance a full pipeline of growth projects;

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  Cost savings of $150 million in year 1 alone;

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  And immediate accretion to Teck Cominco's cash flow per share.

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  The new Teck Cominco will be run by a world-class management team;

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  And above all, we are offering a better deal for Inco shareholders.

        For Teck Cominco shareholders, I would like to answer the question of "Why nickel?"

        First, on the demand side, it has become more and more clear that the emergence of the middle class in China will drive demand for stainless steel much higher, and stainless steel is worth 65% of the world's nickel as used.

        Second, on the supply side, large-scale nickel resources are more rare than almost all other minerals, and Inco has positions in most of the major districts of the world. These resources can be developed and expanded according to market demand.

        The deal we are proposing makes sense from a long term investment perspective because Teck Cominco and Inco make an ideal fit.

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  Teck Cominco has extensive financial resources that can be deployed to internally fund development of the combined company's exciting portfolio of growth assets. In the forefront is our strong balance sheet and cash flow, which totaled $1.7 billion in 2005, and $461 million in the first quarter of "06.

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  Inco has long life, low cost assets, as well as a number of development projects worldwide, with terrific potential. All told, they will produce 60% growth, in new mine production over current levels.

        There are other areas where Teck Cominco and Inco are an ideal fit.

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  Right at the core of our values is the advantage of diversification. More diversification means less earnings volatility and higher share value.

          This pie chart illustrates Teck Cominco's revenue sources. Revenues from our zinc mining and refining business accounted for 35% of our top line in 2005. Our copper business also accounted for 35% and our coal business for 27%. With nickel added in the new Teck Cominco, we get much better diversification and total revenue more than doubles. Adding Inco's position in nickel is an ideal fit but we will do more as future opportunities like this one are identified.

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  Long life resources are vitally important. We have long life resource positions in our zinc, coal, and oil sands business. Large-scale nickel sulphide deposits are rare and are clustered in a few major regions. Inco is a significant player in five of these regions, and that's a uniquely attractive position to be in.

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  Another reason the two companies are a good fit relates to operations management. Teck Cominco's record demonstrates that we know how to run very efficient operations.

        A great example is the Antamina project in Peru. This was one of the biggest and most challenging mining development projects in history. It's a joint venture between Teck Cominco, BHP Billiton, Falconbridge Limited and Mitsubishi Corporation.

        Engineering and building a copper-zinc mine high in the Peruvian Andes is no small feat. It included building a pipeline over two mountain ranges to get to port facilities, which we also engineered and built. The job was completed in 2001 at a cost of $2.2 billion. Despite these challenges, we came in ahead of schedule and under budget. We do know how to work with our partners to get the job done.

        Our Red Dog operation in Alaska has come to be considered a model of cooperation between government, natives and industry. All parties came together to develop one of the richest zinc deposits in the world. Our social responsibilities include providing long term sustainable benefits for the local people, who make their own decisions on issues that affect them.

        Another example of our operating strength is our involvement in the Fort Hills oil sands project north of Fort McMurray. We became involved last year because our partners, Petro-Canada and UTS Energy, required a participant with open-pit mining expertise.

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  Yet another advantage of this deal is that there is a minimum of duplication or overlap in products and markets.

        Now let's take a look at the new Teck Cominco, post-acquisition.

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  This map shows worldwide operations for both companies. Teck Cominco's assets are in blue. They are located principally in North and South America, with one operation in Australia. Inco's assets are in yellow, grouped in North America and the western Pacific with one facility in Wales. You can see how the new Teck Cominco will immediately gain substantial new exposure to assets in the Pacific Rim.

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  The combination of these two great mining companies will create the preeminent Canadian-based global mining company. Here you see the world's biggest diversified mining companies, ranked by enterprise value. When Teck Cominco and Inco are combined, the new company would be in fifth place.

        If the Xstrata-Falconbridge merger is completed, that would move us to 6th place. Nevertheless, we would:

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    Become the largest North America-based diversified mining company,

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    With an enterprise value of $32 billion.

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  The acquisition of Inco's assets should provide an excellent opportunity to apply Teck Cominco's CESL hydrometallurgical process. This is our patented technology for treating nickel and copper concentrates. It holds potential economic and environmental benefits for Inco projects, particularly at Voisey's Bay and possibly Thompson, Manitoba.

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  The new Teck Cominco also provides a very attractive development pipeline, especially from a timing perspective. This chart shows the major development projects as they are scheduled to be phased in. You can see that they come onstream in an orderly sequence.

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  The new Teck Cominco will be a major global player in each of the commodities we produce. The combined company will be a market leader in:

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  Zinc;

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  Nickel;

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  Seaborne hard coking coal;

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  An important world producer of copper and molybdenum;

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  A growing and valuable gold business, with additional interests in silver, platinum, palladium, cobalt and specialty metals such as indium; and in addition,

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  A significant participant in the Canadian oil sands.

        This deal is not just about creating a larger company, nor simply about realizing cost savings. It's about who is best positioned to actually realize the savings and create real incremental shareholder value.

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  You've already heard that we see initial synergies totaling $150 million in year one alone. We will get these in two different areas:

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  First, G&A. We expect to realize at least $85 million in immediate savings, which amounts to about 25% of G&A of the two companies, pre-transaction.

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  Second, we have a high-confidence target of $75 million in synergies in the Sudbury basin. To date, Inco and Falconbridge have not been able to work together to realize these synergies, and frankly we don't believe that you need a common set of shareholders to achieve them. We strongly believe that an outside change agent is required here, and we have demonstrated success including working directly with Falconbridge management.

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  As well, we should note that with the breadth of the Canadian asset portfolio there will be opportunities for tax synergies that remain to be assessed.

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  Our ability to run a lean, profitable organization is illustrated by our track record. This slide shows the relative performance of Inco and Teck Cominco B shares versus the S&P / TSX mining and metals index.

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  Here you see Inco share price performance over the past three years, compared to the metals and mining index. You can see over the past couple of years, Inco has underperformed the index.

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  Now here is Teck Cominco, again compared to the same index, over the same period of time.... And we have significantly outperformed the index.

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  The important point is to look at the track record of the two companies. Teck Cominco, under the leadership of our Chairman, Norm Keevil and his management team, has consistently outperformed Inco, as well as much of the industry. Here you see the share price performance for Inco and Teck Cominco since 1970. In spite of its enormous resources, over the past 35 years Inco's share price has increased only 45%. Compare that with Teck Cominco's share price, which has gone up more than 6,000%.

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  For another example, let's go back to when Teck acquired Cominco five years ago. If you had been a shareholder of Cominco at that time, your shares would have more than tripled in value by today.

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  We are continuing to make prudent investments, which are literally paying huge dividends today.

        Finally, we fully expect the new Teck Cominco portfolio scope and diversity will justify a market re-rating with significant uplift in trading multiples.

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  As of May 5th, we traded at an enterprise value to EBITDA multiple of only 5.6x.

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  Compare that with an average of 7.8x for the "Big Three" global diversified mining companies. That's the sort of multiple that again, would mean significant value creation for our shareholders.

        Now I would like to summarize the terms of this transaction.

        Teck Cominco is offering Inco shareholders a choice of two options:

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  $78.50 Canadian in cash per Inco share; or

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  0.9776 Teck Cominco Class B shares + 5 cents per Inco share.

        Subject to maximum payouts of:

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  $6.4 billion in cash;

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  And 143 million shares.

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  Assuming full pro-ration, that would equate to $28 in cash and 0.6293 Teck Class B shares per Inco share.

        We have structured the bid in the spirit of a permitted bid, to be in effect for a minimum of 60 days. However, for U.S. regulatory reasons the bid is not a permitted bid.

        There are conditions associated with the offer. The most significant are:

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  We need a minimum of two-thirds of Inco shares to be tendered;

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  The Inco bid for Falconbridge must have expired or been lawfully withdrawn or terminated;

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  The Inco / Falconbridge support agreement must have been lawfully terminated in accordance with its terms;

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  The Inco rights plan must also have terminated; and

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  All regulatory approvals must be granted.

        Teck Cominco has also recently applied for a listing of our B shares on the New York Stock Exchange. We expect the listing to be effective prior to closing of this transaction.

        We believe that Inco shareholders will immediately begin to enjoy some significant benefits. They consist of:

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  Immediate participation in the strong zinc and coal markets;

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  Increased exposure to the strong copper market;

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  And an increased dividend yield. Inco now pays 50 cents US per share. At full pro-ration, the dividend will increase to $1.26 Canadian per share. That's more than double Inco's current yield.

        For Teck Cominco shareholders, the transaction offers a number of other benefits.

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  It adds unique strength and a market-leading position in nickel to Teck Cominco's existing portfolio of long life, low-cost operating assets;

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  Combined with our existing growth assets, Inco's strong development assets will generate steady cash flow growth;

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  In addition, the acquisition brings strong cash-on-cash returns and will be immediately accretive to cash flow per share—And depending on the ultimate impact of purchase accounting rules, should be earnings accretive as well.

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  And the new Teck Cominco's larger scale and financial strength will greatly enhance our ability to compete for the next generation of world-class assets.

        We are proposing this merger to accelerate growth—not in size but in value—and our financial record over the past three years shows that value growth is very much the watchword at Teck Cominco.

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  Revenue has increased to $4.4 billion in fiscal 2005 from $2.2 billion in 2003.

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  Net earnings have grown to $1.3 billion from $134 million; and

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  Cash flow from operations has expanded to $1.7 billion from $314 million.

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  Free cash flow has grown to $1.3 billion from about $150 million.

        We are in an excellent position to complete the deal.

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  At March 31, 2006 we had $3.2 billion in cash and short-term investments; and

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  We've added a fully underwritten bridge facility to supplement our existing cash.

        In addition, we have a 14-year record of investment grade credit ratings, which you also see on this slide.

        Teck Cominco is known for running a very lean and efficient operation.

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  For example, in 2005 Teck Cominco's G&A was $89 million Canadian.

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  For Inco the total was $250 million Canadian.

        We are confident we can bring our well-established financial and operating discipline to create a strong new competitor on the world stage.

        To summarize our financial position, Teck Cominco is an extremely profitable growth company. But the most exciting part of the new Teck Cominco is the earnings power that we will have going forward.

        This chart shows how much better. Let's just take zinc. It averaged 73 cents a pound in the 12 months to the end of the first quarter this year. In the first quarter the price averaged $1.02 on the London Metal Exchange, yet in the middle of May the spot price was $1.56. That's a difference of 54 cents.

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  For every penny the price of zinc goes up, our net earnings increase by $10 million annually. In the six weeks since the end of the first quarter, the price of zinc has gone up by 55 cents. That translates into another $550 million in annual earnings power.

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  Let's look at copper. For every penny the price goes up in copper, we earn another $4 million in annual profit. Copper prices have increased by $1.38 since March 31. That gives us another $552 million in annual earnings power.

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  This is offset by a stronger Canadian dollar. The change in the dollar since the first quarter would reduce our annual earnings by about $120 to $150 million.

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  Even though the price of coal eased with the advent of the new coal year, for calendar 2006 we expect price realizations to be 12% higher than in 2005.

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  All of this is offset somewhat by a stronger Canadian dollar. The change in the dollar since the first quarter would reduce our annual earnings by about $120 to $150 million.

        We've done the math on the other commodities too—and the overall result is that our earnings power has increased by about $900 million on an annual basis since the end of the first quarter alone.

        So Teck Cominco is in an ideal position to make this acquisition.

        Finally, I will conclude with two observations on the new Teck Cominco.

        The first is that we will be in a unique position to create a Canadian mining powerhouse that's among the upper echelon of global industry leaders. The size and diversity of a new Teck Cominco will allow greater flexibility and financial strength to pursue future growth opportunities.

        The second relates to operating performance and management. You can compare earnings, operations, assets, environmental compliance and everything else but at the end of the day, investors consider who is running the company. Norm Keevil and his management team have an outstanding record in managing diverse mining operations for the benefit of shareholders. With Inco as part of the new Teck Cominco, we will continue to implement best practices and technologies.

        In summary, for both companies this deal is absolutely compelling. I look forward to your support as we create a new, globally diversified, mining powerhouse.